02068506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.

DEC 2 6 2002

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2002

Commission File Number: 0-19772

PROCESSED
JAN 1 3 2003
THOMSON
FINANCIAL

A. Full title of the plan:

HF FINANCIAL CORP. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HF FINANCIAL CORP.
225 South Main Avenue
Sioux Falls, South Dakota 57102

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

HF FINANCIAL CORP.
RETIREMENT SAVINGS PLAN

FINANCIAL REPORT

JUNE 30, 2002

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Trustees and Participants
HF Financial Corp. Retirement Savings Plan
Sioux Falls, South Dakota

We have audited the accompanying statements of net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended June 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2002 and 2001 and the changes in net assets available for benefits for the year ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year as of June 30, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Sioux Falls, South Dakota
December 19, 2002

HF FINANCIAL CORP. RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
June 30, 2002

	Participant Directed Savings	Nonparticipant Directed (Employee Stock Ownership)	Total
Assets			
Investments (Note 3):			
At fair value:			
HF Financial Corp. common stock	$ 610,037	$ 3,041,777	$ 3,651,814
Mutual funds	1,665,653	-	1,665,653
Money market mutual fund	261,918	30,172	292,090
At estimated fair value:			
Participant notes receivable	1,957	-	1,957
Total investments	2,539,565	3,071,949	5,611,514
Receivables:			
Employer contributions	51,875	-	51,875
Participant contributions	20,281	-	20,281
Accrued interest	376	82	458
Total receivables	72,532	82	72,614
Cash	-	33,620	33,620
Total assets	2,612,097	3,105,651	5,717,748
Liabilities			
Accounts payable	3,456	2,955	6,411
Total liabilities	3,456	2,955	6,411
Net Assets Available for Benefits	$ 2,608,641	$ 3,102,696	$ 5,711,337

See Notes to Financial Statements.

HF FINANCIAL CORP. RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
June 30, 2001

	Participant Directed Savings	Nonparticipant Directed (Employee Stock Ownership)	Total
Assets			
Investments (Note 3):			
At fair value:			
HF Financial Corp. common stock	$ 626,848	$ 3,579,667	$ 4,206,515
Mutual funds	1,471,896	-	1,471,896
Money market mutual fund	50,558	16,561	67,119
At estimated fair value:			
Participant notes receivable	2,385	-	2,385
Total investments	2,151,687	3,596,228	5,747,915
Receivables:			
Participant contributions	18,148	-	18,148
Accrued interest	165	140	305
Total receivables	18,313	140	18,453
Total assets	2,170,000	3,596,368	5,766,368
Liabilities			
Accounts payable	2,542	2,699	5,241
Total liabilities	2,542	2,699	5,241
Net Assets Available for Benefits	$ 2,167,458	$ 3,593,669	$ 5,761,127

See Notes to Financial Statements.

HF FINANCIAL CORP. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended June 30, 2002

	Participant Directed Savings	Nonparticipant Directed (Employee Stock Ownership)	Total
Additions to net assets attributed to:			
Investment income:			
Net depreciation in fair value of investments (Note 3)	$ (228,784)	$ (386,865)	$ (615,649)
Dividends and interest	48,435	111,962	160,397
Contributions:			
Employer	219,025	-	219,025
Participants	614,005	-	614,005
Rollover	10,000	-	10,000
Total additions	662,681	(274,903)	387,778
Deductions from net assets attributed to:			
Benefits paid to participants	208,660	204,227	412,887
Trustee and accounting fees	12,838	11,843	24,681
Total deductions	221,498	216,070	437,568
Net increase (decrease)	441,183	(490,973)	(49,790)
Net assets available for benefits:			
Beginning of year	2,167,458	3,593,669	5,761,127
End of year	$ 2,608,641	$ 3,102,696	$ 5,711,337

See Notes to Financial Statements.

Note 1. Plan Description and Amendments

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General and plan amendments: Effective July 1, 2001, the Plan is a qualified profit sharing plan with a cash or deferred arrangement pursuant to Code Section 401(k). Prior to such date, the Plan was a qualified stock bonus plan and a qualified employee stock ownership plan within the meaning of Code Section 4975(e)(7) (collectively referred to as ESOP). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Plan Administrative Committee comprising of up to five persons appointed by the Company's Board of Directors. The trust department of an independent bank is the Plan's Trustee.

The Plan was amended and restated on May 14, 2001 effective July 1, 2001 to change the Plan from an employee stock ownership plan to a 401(k) retirement savings plan, to be known as HF Financial Corp. Retirement Savings Plan. The Plan was amended and restated on June 21, 2002, effective July 1, 2001 to update definitions in the Plan agreement.

Eligibility: Employees of the Company and its participating subsidiaries are generally eligible to participate in the Plan, provided they are expected to have at least 1,000 hours of service and are 21 years old.

Employees hired on or after July 1, 2001 are eligible to participate in the 401(k) portion of the Plan on the first day of the month after they have completed 30 consecutive calendar days of employment and attained age 21 and employees are eligible for other portions of the Plan on the first day of the month after completing 1,000 hours of service and attaining age 21. Employees hired before July 1, 2001 are eligible to participate in the 401(k) portion of the Plan on the first day of the quarter after they have completed 1,000 hours of service and attained age 21 and employees are eligible for other portions of the Plan on July 1 of the Plan year in which they complete a year of service and attain age 21.

Employees hired on or after July 1, 2001 are not eligible to participate in the ESOP portion of the Plan.

Contributions: Each year, participants may contribute up to 20 percent of pretax compensation to the Plan, as defined in the Plan. The employer has currently elected to contribute 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. Contributions are subject to certain limitations.

Note 1. Plan Description and Amendments (continued)

Participant accounts: Separate employee accounts are maintained for the 401(k) and the employee stock ownership portions of the Plan. Each participant's account is credited with the participant's contribution, allocations of the Company's contribution, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are allocated among the accounts of all participants as a part of and on the same basis as the employer matching contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

Participants' investment options: Participants must direct their salary deferral and rollover contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options monthly.

Vesting: Participants are immediately vested in their Savings Plan (401(k)) contributions plus actual earnings thereon. Vesting in the Company's discretionary ESOP and matching contribution portion of participants' accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service in the employer matching contribution and after five years of credited service in the discretionary ESOP.

Distributions: No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company. On termination of service due to death, disability or retirement, a participant may elect to receive non-ESOP benefits in either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments not to exceed the participant's life expectancy. Benefits from all accounts except a participant's ESOP account will be paid in cash. A participant's ESOP benefits will be paid in whole shares of Company stock, valued at its fair market value per share, plus cash for any fractional share.

Participant notes receivable: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50 percent of their account balance. Loan terms range from one to five years or longer for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest deemed reasonable by the Plan Administrator. Principal and interest is paid no less than quarterly through payroll deductions.

Forfeited accounts: For the year ended June 30, 2002, forfeited nonvested accounts totaled $244 and 2,651.70 shares. Forfeited accounts are reallocated to participant accounts in the year of forfeiture.

Note 2. Significant Accounting Policies

Nature of business of Plan Sponsor: HF Financial Corp. and its subsidiaries, the sponsoring employer companies, offer banking, insurance and other financial services to customers in South Dakota and Minnesota.

Basis of presentation: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment valuation and income recognition: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The common stock of the Company is valued at fair value which is determined by quoted market price on a national stock exchange (NASDAQ). Participant notes are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is accrued on the ex-dividend date.

Payment of benefits: Benefits are recorded when paid.

Administrative expenses: Administrative expenses incurred relative to the Plan are primarily paid by the Plan. Certain administrative functions are performed by officers or employees of the Company for which no compensation is paid by the Plan. The Plan has paid for administrative expenses for the Trustee and accounting fees. The Company paid legal fees in the Plan year ended June 30, 2002. If not paid by the employer company, the administrative expenses become the responsibility of the Plan.

Note 3. Investments

The following presents investments that represent 5% or more of the Plan's net assets.

	2002	2001
Participant directed:		
Investments, at fair value:		
HF Financial Corp. common stock	$ 610,037	$ 626,848
Mutual funds:		
Fidelity Contrafund	574,282	562,783
Vanguard Index 500 Fund	305,659	292,314
Funds individually less than 5% of Plan net assets	785,712	616,799
Money market mutual fund:		
First American Prime Obligation Fund	261,918	50,558
Investments, at estimated fair value:		
Participant notes receivable	1,957	2,385
	2,539,565	2,151,687
Nonparticipant directed:		
Investments, at fair value:		
HF Financial Corp. common stock	3,041,777	3,579,667
Money market mutual fund:		
First American Prime Obligation Fund	30,172	16,561
	$ 5,611,514	$ 5,747,915

The continued market volatility of equity-based investments is expected to substantially impact the value of such investments at any given time. It is possible that the value of the plan's investments, both in total and in individual participant accounts, has declined since June 30, 2002.

Information about the Plan's investment in HF Financial Corp. common stock, Employee Stock Ownership portion only, at June 30, 2002 and 2001 is as follows.

	2002	2001
Number of shares, all of which are allocated to participants	246,084	257,530
Cost	$ 945,119	$ 926,800
Fair value	$ 3,041,777	$ 3,579,667

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

Note 5. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2002, that the Plan and related trust, as amended and restated, are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

HF FINANCIAL CORP. RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
June 30, 2002

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Assets	Cost	Current Value
* HF Financial Corp	Common stock	$ 1,560,821	$ 3,651,814
Fidelity	Fidelity Contrafund, mutual fund		574,282
Templeton	Templeton Foreign Fund, mutual fund		219,881
The Vanguard Group	Vanguard Index 500 Fund, mutual fund		305,659
The Vanguard Group	Vanguard Wellington Fund, mutual fund		192,205
Legg Mason	Legg Mason Navigator, mutual fund		264,356
First American	First American Intermediate Term Bond Fund, mutual fund		109,270
			1,665,653
First American	First American Prime Obligation Fund, money market mutual fund		292,090
Participant	Participant note receivable, interest rate 10.5%, maturity date January 15, 2006		1,957
			$ 5,611,514

* Known to be a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HF Financial Corp. Retirement Savings Plan

Date: December 23, 2002

By: U.S. Bank National Association, trustee of the HF Financial Corp. Retirement Savings Plan

By: ______________________
Dale Schumacher, Vice President

EXHIBIT INDEX

Exhibit No.	Description
23	Independent Auditor's Consent

EXHIBIT 23

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-83940 on Form S-8 of our report dated December 19, 2002, relating to the statements of net assets available for benefits of the HF Financial Corp. Retirement Savings Plan, as of June 30, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended June 30, 2002, which report appears in the fiscal 2002 annual report on Form 11-K of the HF Financial Corp. Retirement Savings Plan.

/s/ McGLADREY & PULLEN, LLP

Sioux Falls, South Dakota
December 23, 2002